UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-392179

CUSIP Number: 395392 10 2

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GREENROSE ACQUISITION CORP.

Full Name of Registrant

N/A

Former Name if Applicable

111 Broadway

Address of Principal Executive Office (Street and Number)

Amityville, NY 11701

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Greenrose Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Q1 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”), which clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. Following review of the SEC Statement, the Company reevaluated the accounting treatment of the warrants (the “Private Warrants”) issued in private placements in connection with the consummation of its initial public offering (the “IPO”) as equity.

On April 27, 2021, the Company filed with the SEC a preclearance request that the SEC would not object if the Company included in equity its warrants (the “Public Warrants”) issued as part of its IPO and classified its Private Warrants as liabilities. On May 14, 2021, in a concluding conference call with the Staff of the SEC, the SEC confirmed that based on its review of the Company’s preclearance request and answers provided by the Company to the SEC’s supplemental questions, the Staff would not object if the Company classifies its Public Warrants as equity and its Private Warrants as liabilities.

On May 14, 2021, the Audit Committee of the Company’s board of directors, after consultation with management and a discussion with Marcum LLP, the Company's independent registered public accounting firm, and considering the response of the Staff of the SEC to the Company’s preclearance request, concluded that its financial statements for the year ended December 31, 2020, and as of and for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020 (collectively, the “Non-Reliance Periods”) should no longer be relied upon based on the correction of an error as described above.

As a result, the Company will restate its historical financial results for the Non-Reliance Periods, in each case to reflect the change in accounting treatment (the “Restatement”). The Company will file its Form 10-K/A for the year ended December 31, 2020 to reflect the Restatement as promptly as practicable following the filing of this Form 8-K.

The Company is currently determining the extent of the SEC Statement’s impact on its financial statements, including the financial statements as of and for the fiscal quarter ended March 31, 2021 included in the Q1 2021 Form 10-Q (the “Q1 2021 Financials”), and does not anticipate any impact on the Company’s previously reported trust account holdings or cash in the Company’s Annual Report on Form 10-K for the period ended December 31, 2020.

The Company is working diligently to amend its Form 10-K for the year ended December 31, 2020 and to file that Form 10-K/A promptly, and to complete the Q1 2021 Form 10-Q as soon as practicable. The Company is making diligent efforts to file such report within the five calendar days of the prescribed filing date as provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	William F. Harley III	516	346-5270
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

Certain statements included in this Current Report on Form 12b-25, which are not historical facts, are forward-looking statements. Such forward-looking statements speak only as of the date of this Current Report. These forward-looking statements are based on management’s current expectations, assumptions and beliefs regarding future events and are based on currently available information as to the outcome and timing of future events, certain of which are beyond the Company’s control, and actual results may differ materially depending on a variety of important factors. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects disclosed in the Company’s annual, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. Any or all of these occurrences could cause actual results to differ from those in the forward-looking statements, and the Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

GREENROSE ACQUSITION CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2021	By:	/s/ William F. Harley III
William F. Harley III Chief Executive Officer

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